SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIOVENTUS INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075A108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners Acquisition Fund, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Acquisition Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,096,702
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 12,096,702
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,096,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Acquisition Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,021,324
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 13,021,324
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Acquisition Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,021,324
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 13,021,324
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON White Pine Medical LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 924,622
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 924,622
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,021,324
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,021,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,021,324
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,021,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,021,324
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,021,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,021,324
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,021,324
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,021,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G/A

Item 1.

(a)	Name of Issuer:

Bioventus Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703

Item 2.

(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed on January 31, 2022 and is being filed jointly by EW Healthcare Partners Acquisition Fund, L.P., a Delaware limited partnership (“EWHP”), White Pine Medical LLC, a Delaware limited liability company (“WPM”), EW Healthcare Partners Acquisition Fund GP, L.P., a Delaware limited partnership, the general partner of EWHP (the “EWHP GP”), EW Healthcare Partners Acquisition Fund UGP, LLC, a Delaware limited liability company, the general partner of EWHP GP (the “General Partner”), Martin P. Sutter, an individual, Petri Vainio, an individual, Ron Eastman, an individual, and R. Scott Barry, an individual, (each a “Manager”, collectively, the “Managers”, and together with EWHP, WPM, EWHP GP and the General Partner, the “Reporting Persons”).

(b)	Address of Principal Business Office:

The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c)	Citizenship:

(i) EWHP and EWHP GP are each Delaware limited partnerships; (ii) WPM and the General Partner are each a Delaware limited liability company; and (iii) each Manager is an individual who is a citizen of the United States.

(d)	Title and Class of Securities:

Class A Common Stock, par value $.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

09075A108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

For EWHP, 12,096,702 shares.

For WPM, 924,622 shares.

For each of EWHP GP and the General Partner, 13,021,324 shares.

For each of the Managers: 13,021,324 shares.

(b)	Percent of Class:(1)

For EWHP, 19.2%.

For WPM, 1.5%.

For each of EWHP GP and the General Partner, 20.7%.

For each of the Managers: 20.7%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

For EWHP, 12,096,702 shares.

For WPM, 924,622 shares.

For each of EWHP GP and the General Partner, 13,021,324 shares.

For each of the Managers: 0 shares.

(ii)	Shared power to vote or to direct the vote:

For EWHP, 0 shares.

For WPM, 0 shares.

For each of EWHP GP and the General Partner, 0 shares.

For each of the Managers: 13,021,324 shares.

(iii)	Sole power to dispose or to direct the disposition of:

For EWHP, 12,096,702 shares.

For WPM, 924,622 shares.

For each of EWHP GP and the General Partner, 13,021,324 shares.

For each of the Managers: 0 shares.

(iv)	Shared power to dispose or to direct the disposition of:

For EWHP, 0 shares.

For WPM, 0 shares.

For each of EWHP GP and the General Partner, 0 shares.

For each of the Managers: 13,021,324 shares.

(1)

Based on 62,965,830 shares of Class A Common Stock outstanding on October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the U.S. Securities and Exchange Commission on November 7, 2023.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

EW HEALTHCARE PARTNERS			INDIVIDUALS:
ACQUISITION FUND, L.P.

By: EW Healthcare Partners Acquisition Fund GP, L.P.,			/s/ Martin P. Sutter
	Its General Partner		Name: Martin P. Sutter

By:	EW Healthcare Partners Acquisition Fund UGP, LLC,
	Its General Partner		/s/ R. Scott Barry
Name: R. Scott Barry

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

WHITE PINE MEDICAL LLC			/s/ Ronald Eastman
Name: Ronald Eastman

By:	EW Healthcare Partners Acquisition Fund,		/s/ Petri Vainio
	L.P., its Managing Member		Name: Petri Vainio

By:	EW Healthcare Partners Acquisition Fund
GP, L.P., Its General Partner

By:	EW Healthcare Partners Acquisition Fund
UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS
ACQUISITION FUND GP, L.P.

By:	EW Healthcare Partners Acquisition Fund
UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS
ACQUISITION FUND UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director